Room 4561

September 19, 2007

Mr. Robin Yanhong Li
Chairman and Chief Executive Officer
Biadu.com, Inc.
12/F, Ideal International Plaza
No. 58 West-North 4th Ring,
Beijing, 100080 People's Republic of China

> **RE: Baidu.com, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **File No. 0-51469**

Dear Mr. Li:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Results of Operations, page 76

1.   We note your disclosure that "The increase in the average revenue per customer was primarily attributable to the increase in the number of clicks, and the higher price per click as more customers participated in our P4P auction platform." Tell us your consideration of disclosing the extent to which increases in revenues are attributable to increases in the number of paid clicks and higher price per click pursuant to Regulation S-K, Item 303(a)(3)(iii).

2.   Your revenues appear to be significantly impacted by the total number of paid clicks and ads that are displayed through your programs. Tell us whether you consider the number of clicks and ads displayed key indicators of your financial

condition and operating performance as addressed in SEC Release 33-8350, Section III.B.1. If so, tell us your consideration for disclosing such key indicators pursuant to this release.

Item 15. Controls and Procedures, page 107

3.   We note your disclosure that your "management has concluded that, as of December 31, 2006, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Consolidated Statements of Income, page F-4

4.   We note that you have both Class A ordinary shares and Class B ordinary shares outstanding. Tell us what consideration you have given to the two-class method for computing basic and fully diluted earnings per share for each class of your common stock. While we note in your disclosure that the holders of both classes "have the same dividend right and the same participation right in our undistributed earnings,", it is not clear how you considered the guidance in paragraph 61(d) of SFAS 128 and EITF 03-6 in concluding that earnings per shares presentation is not required for each class of ordinary shares. Please provide the calculations of earnings per share for each class of stock that support your conclusions.

Note 6. Goodwill and Intangible Assets, page F-18

5.   We note your reference on page 16 to the acquisition of one of the Company's largest distributors in fiscal 2005 and certain online application platform businesses and customer lists in fiscal 2006. We further note the impact of these acquisitions on the Company's goodwill and intangible assets. Tell us what consideration you have given to including a discussion of these acquisitions/business combinations in the footnotes to the audited financial statements pursuant to paragraphs 51 – 55 of SFAS 141.

Parent Company Financial Statement Schedule

6.   We note that the Company is incorporated in the Cayman Islands, however it appears that a significant portion of your assets and operations are in a jurisdiction

that restricts the transfer of assets or dividends outside the country (i.e., the PRC). As such, tell us how you considered Rule 5-04 of Regulation S-X in determining whether audited information for the parent company only is required in your Form 20-F. Please provide the calculations that support your conclusions.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Robin Yanhong Li
Baidu.com, Inc.
September 19, 2007
Page 4

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, or me
at (202) 551-3499 if you have questions regarding the above comments.

                            Sincerely,

                            Kathleen Collins
                            Accounting Branch Chief